Mail Stop 3561

January 26, 2010

<u>via U.S. mail and facsimile</u>

Wenge Fang, President
China Water Group, Inc.
Suite 7A01, Baicheng Building
584 Yingbin Road
Dashi, Panyu District
Guangzhou, Guangdong
CHINA

RE: China Water Group, Inc.
Form 10-K, Amendment 1 for Fiscal Year Ended December 31, 2008
and Filed December 11, 2008
Form 10-Q for Quarter Ended March 31, 2009 and filed September 15, 2009
File No.: 0-26175

Dear Mr. Fang:

We have reviewed your supplemental correspondence and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, Amendment 1, for the Year Ended December 31, 2008

Material Weaknesses as at 2008, page 45
(a) Evaluation of Disclosure Controls and Procedures

1. We note your disclosure that "in designing and evaluating its disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

2. Item 308T(a)(3) of Regulation S-K precludes an effective conclusion regarding internal controls over financial reporting when material weaknesses exist. We note that as of December 31, 2008, you concluded that your internal controls over financial reporting were effective and you also disclosed the existence of unresolved material weaknesses and that you made no changes in your internal control over financial reporting in the fourth quarter of 2008. Please explain this apparent discrepancy or amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your internal controls over financial reporting as of December 31, 2008.

Employment Agreements, page 49

3. We reissue comment 18 from our letter, dated September 2, 2009. Item 402(o)(1) of Regulation S-K requires that you disclose "[t]he material terms of each named executive officer's employment agreement or arrangement, whether written or unwritten." Please reinsert the prior disclosure and ensure that you include the material terms of each executive's employment agreement or arrangement.

Certain Relationships and Related Transactions and Director Independence, page 51

4. We reissue comment 19 from our letter, dated September 2, 2009. The financial statements show amounts due to and from related and affiliated companies that are material. We direct your attention to Item 404 of Regulation S-K.

Exhibits and Financial Statements Schedules, page 53

5. We have reviewed your response to comment 21. Please clarify where Exhibit 10.12 entitled "Equity Transfer Agreement between the Evergreen Asset Group Ltd., a subsidiary of the Registrant, and Wenning Pu" has been filed. The list of exhibits states that it was previously filed as "Exhibit 10.1 to the Form 8-K, dated December 27, 2009" but we are unable to locate the Form 8-K.

Section 302 Certifications

6. We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K as you replaced the word "report" with "amended annual report" or "annual report" in paragraphs two, three and four. Please revise to use the word "report" in your Section 302 certifications as required by Item 601(31) of Regulation S-K.

Consolidated Financial Statement

Consolidated Balance Sheets, page F-3

7. We read your response to our prior comment seven noting that you did not issue $5.95 million of common stock for your acquisition of Xinchen, but rather recorded a long term obligation. We note your disclosure that the remaining $5.95 million will be paid some time in the future. Please disclose the terms of this obligation and explain if this amount represents fair value of liability incurred at acquisition date. See paragraph 20 of SFAS 141 to determine the cost of the acquisition. Please disclose whether this amount represents a contingent payment as discussed in paragraph 25 of SFAS 141.

Notes to Consolidated Financial Statements
Note 2(v) – Basis of Presentation, page F-14

8. We read your response to our prior comment 10 and do not see where you have fully responded to the comment. Please revise to include the following in your disclosures:

- The primary reasons for the acquisition, including a description of the factors that contributed to the purchase price that resulted in the recognition of goodwill.
- The period for which the results of operation of the acquired entity are included in the income statement of the consolidated entity.
- The number of shares of equity interests issuable, the value assigned to those interests, and the basis for determining that value.
- A condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entity at the acquisition date.
- Contingent payments, if any.

See paragraph 51 of SFAS 141 for all the disclosures required in a material business combination.

9. We read your response to our prior comment 11. It does not appear you have filed the required Form 8-K. We therefore reissue the comment. Please file a Form 8-K immediately that includes the following:

- All of the disclosures required by Item 2.01 of Form 8-K
- All of the financial statements required by Rule 8-04 of Regulation S-X,
- The pro forma financial statements required by Rule 8-05 of Regulation S-X, and
- the purchase agreement for the acquisition of Xinchen as an exhibit.

Provision for Income Taxes

10. We read your response to our prior comment 12; however, we do not see where you have included the required disclosures. Therefore, we reissue the comment. Please revise your financial statements to include all of the disclosures required by paragraphs 41-49 of SFAS 109.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Consolidated Financial Statements

11. Considering the restated December 31, 2008 financial statements in the Form 10-K/A filed on December 11, 2009, in any amendment please include your restated December 31, 2008 financial statements.

Item 3. Controls and Procedures

12. Please revise to disclose any changes in your internal control over financial
    reporting during your last fiscal quarter, instead of "subsequent to the last day
    they were evaluated", in accordance with Item 308(c) of Regulation S-K.

Section 302 Certifications

13. We note that your Section 302 certifications did not comply with the language
    required by Item 601(b)(31) of Regulation S-K in the following respects:

    - you replaced "registrant" with "Company", "small business issuer",
      "issuer" or "smaller reporting company" in various instances.
    - the head note to paragraph 4 does not include a reference to internal
      control over financial reporting (as defined in Exchange Act Rules 13a-
      14(a) and 15d-14(a)).
    - Paragraph 4(b) as defined in Item 601(b)(31) of Regulation S-K was not
      included.
    - Exhibit 31.2 should be signed by your chief <u>financial</u> officer and labeled
      as such.

    Please revise your certifications to address the issues above.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

       You may contact Blaise Rhodes (202) 551-3774 or Nasreen Mohammed at (202)
551-3773 if you have questions regarding comments on the financial statements and

related matters. Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Frank Hariton, Esq.
       Via facsimile to (914) 693-2963